Re 82-5154

Bradford & Bingley plc

04010166

Preliminary Results

04 MAR -2 AM 7:21 **for the year ended 31 December 2003**

Bradford & Bingley plc today announces its preliminary results for the full year ended 31st December 2003.

Financial highlights

SUPPL

- **Profit before tax up 9% to £263.0m (2002: £240.6m)**
- **Profit before tax and exceptionals down 4% to £263.0m (2002: £273.2m)**
- **Record 26% increase in managed lending assets, to £25.9bn (2002: £20.5bn)**
- **Mortgage Express balances of £13.6bn (2002: £7.9bn) have surpassed those in the old building society book**
- **Lending profits increased by 9% to £228.1m (2002: £210.2m)**
- **Distribution improved in the second half although full year profits declined to £10.4m (2002: £28.0m)**
- **Earnings per share up 25% to 32.3p (2002: 25.9p) including benefit of £22.9m tax credit worth 3.6p per share**
- **Full year dividend up 11% to 16.5p (2002: 14.8p)**
- **£150m share buy-back completed**

Commenting on the results, Christopher Rodrigues, Group Chief Executive, said:

"The Group performed well in 2003. Continued strong lending growth has resulted in a 26% increase in balances. Credit quality remains robust. This demonstrates the success of selective lending. Balances in our new specialist lending businesses have surpassed those in the old building society book, and this momentum will translate into profit growth in the second half of 2004.

As anticipated at the half year, the Distribution business has delivered a better second half performance."

Business Segment Performance

Lending

Our core lending business reached a key milestone in its development with managed selective residential lending balances of £13.6bn (2002: £7.9bn) surpassing those in the old building society residential back book of £7.1bn (2002: £8.9bn) for the first time. Profit before tax increased by 9% to £228.1m (2002: £210.2m). All of our lending continues to be secured on property. We do not make unsecured loans.

Gross new lending increased 70% to £9.9bn. The 58% organic growth in new residential lending of £6.3bn was complemented by the acquisition of a series of mortgage portfolios worth £1.4bn and a £2.2bn growth in our Commercial and Housing Association lending businesses. Of the £7.7bn new residential loans in 2003 (2002: £4.6bn), 61% were buy-to-let (2002: 52%), 33% were other specialist residential loans (2002: 36%) and 6% were advances to building society back book customers (2002: 12%).

The momentum we reported at the interims has been maintained. In the first half of the year, the net addition to managed residential balances was £1.9bn and commercial balances grew £0.8bn. Comparable numbers for the second half were £2.0bn and £0.7bn respectively. Of the £9.9bn new loans advanced during the year 78% were residential and 22% were commercial, in line with the mix achieved in 2002.

The strong lending growth we delivered in 2003 will begin to flow through into profit towards the end of 2004. Profit growth lags lending growth for two reasons:

- Margins on new selective lending, whilst higher than those available on vanilla lending, are lower than those historically achieved on the back book. As the size of the declining back book becomes smaller relative to the growing selective lending book profit momentum will increase; and

- Most of the cost of origination and new loan set-up is absorbed in the year in which the loan is put on the books.

Over the year, total managed residential lending balances grew 23% to £20.7bn and commercial lending balances grew 40% to £5.2bn generating an increase in total lending balances of 26% to £25.9bn.

The total lending book is now 80% residential (comprising 34% buy to let, 27% building society back book and 19% other specialist residential mortgages) and 20% Commercial Property and Housing Association lending.

Our Commercial and Housing Association lending grew 40% during the year to £5.2bn. Our Commercial Lending team has been successful in building relationships with a number of larger banks and is an active participant in the commercial property syndication market. Housing Association Lending also increased, although by a lesser amount, reflecting the competitive nature of this low risk segment of the market.

The credit environment in 2003 was benign and the credit quality of all our books remains strong. Provisions on our balance sheet and in our securitisation vehicles rose 9% to £60.7m. This growth is lower than the growth in the balance sheet for two reasons:

- The continued improvement in LTV ratios as house price inflation raises the market value of the housing stock against which we lend, and

- The continued decline in the number and value of non-performing loans.

Loan-to-value (LTV) ratios on new lending increased to 77% (2002: 73%). The LTV ratio across the book rose slightly to 66% (2002: 61%). Adjusted for house price inflation, these LTVs reduce to 45% (2002: 43%). The number of cases in arrears dropped despite the increase in the volume of lending. The proportion of cases over 3 months in arrears fell to 0.99% of the total book (2002: 1.66%). We are well provided against losses and provisions cover has improved as a proportion of non-performing loans to 31.5% from 18.6%.

Savings

Savings balances increased slightly to £15.1bn (2002: £15.0bn). We remain a safe home for customer deposits offering competitive products and returns. Balances were maintained in a very aggressive market for new business. We continue to believe that the pursuit of new balances at the prevailing market rates is less attractive than other forms of funding available to the Group.

The low interest rate environment which prevailed for most of the year compressed margins. The recent turn in the interest rate cycle provides an opportunity to develop new products and provide improved returns in the coming year.

Distribution

Distribution comprises our Financial Services and Property Services businesses. In 2003 profits in Distribution fell to £10.4m (2002: £28.0m) in a mixed trading environment for these businesses.

Financial Services
Overall, financial services revenues fell by just over 6% to £135.7m (2002: £144.4m). Individual sectors of the business performed quite differently.

The mortgage market was buoyant throughout the year and the continued growth in re-mortgaging showed that refinancing to reduce borrowing costs is becoming a way of life for the UK customer. Our mortgage broking business consolidated its market leading position and revenues rose 25% to £70.3m.

By contrast the market for investment products remained weak and revenues from the sales of investment products fell 29% as consumers showed no sign of responding to the well publicised savings gap.

Equity indices recovered some lost ground in the second half but confidence in equities and equity-linked products remained low and investment business declined. We reduced our wealth advisory force in response to the weaker market and, as a result, the total number of advisers employed by the Group declined from 1,031 to 960. The ongoing debate regarding the future regulatory structure of the UK investment market should conclude during 2004 and we are well positioned for the expected outcome.

The upper end of the investment market has been more resilient than the middle market. To strengthen our position in this segment, we acquired two premium advice businesses during the year. Holden Meehan, now Charcol Holden Meehan and Aitchison & Colegrave, now Charcol Aitchison & Colegrave, add scale and further skills to our wealth advice business servicing both individual and corporate customers. The integration is proceeding well and the businesses have already become valuable parts of the Bradford & Bingley Group.

We have continued to develop our financial services retailing businesses introducing a number of new broking products and services, including personal loans, credit cards and general insurance. General insurance revenues fell 18% to £21.6m (2002: £26.2m). The reduction is largely associated with the run-off of the building society back book and its linked insurance portfolio. Our new insurance proposition has been well received by customers and staff alike and looks set to halt this decline.

Property Services

Property services revenues were flat year-on-year at £114.4m (2002: £114.6m). The Estate Agency business had a year of two halves while Surveying continued to go from strength to strength.

There was a substantial reduction in housing transaction volumes during the Spring which, coupled with a decline in margins, resulted in a fall in Estate Agency income in the first half to £35.5m (2002: £42.5m). New management responded by taking swift corrective action. Costs were reduced and yield and volumes were improved increasing income in the second half to £41.8m, only £0.4m below the same period in 2002.

Our surveying and property solutions business, SecureMove, has continued to perform well with revenues up 24% at £37.1m for the full year. We acquired the Douglas Duff partnership, a small commercial survey business in October. SecureMove is now one of the UK's largest survey businesses with over 275 professionals complemented by a network of contract surveyors who offer flexibility to respond to peaks and troughs in demand. It is well placed to respond to the proposed introduction of Home Information Packs.

Costs

Total costs, including exceptional costs, reduced 3% to £468.6m (2002: £481.5m). There were no exceptional costs in 2003. Underlying costs were up by 4% to £468.6m from £448.9m. The acquisitions of Charcol Holden Meehan, Charcol Aitchison & Colegrave and the Survey business, Douglas Duff, accounted for 1% of the increase. We also absorbed the costs from AMS Ltd, our mortgage processing joint venture company, after our US partner exited the business at the end of 2002. During the year, we added staff to handle an increasing number of mis-selling claims, the majority of which were not upheld, and we invested in training and development to ensure we are well positioned to deal with the changing regulatory regime.

Taxation

We released a £22.9m provision held against tax costs associated with the conversion of the Group into a plc in 2000. This release results in an exceptionally low tax charge for the year of 18.7% and contributed to the 25% increase in earnings per share to 32.3p (2002 : 25.9p).

Balance Sheet and Capital

The Group's total assets have increased by 27% to £32.2bn during 2003 (2002: £25.4bn) reflecting the growth in lending balances. We have chosen to fund this growth predominantly from the wholesale markets. Nevertheless, at year-end, 47% of our funding was still derived from retail deposits. Our Treasury team has continued to broaden our funding sources, accessing markets in Europe, the US and the Far East. Some £4bn of the wholesale funds raised in 2003 came from overseas markets.

Interest earnings relate principally to the investment of the Group's reserves. The yield on these investments fell, particularly in the middle of the year as a result of the lower interest

Our capital base has undergone significant restructuring since flotation and we continue to manage our capital actively. We issued £250m of Upper Tier II subordinated debt in April 2003, and a further £200m in December. We believe our capital ratios are now at more efficient levels.

We also completed the share buy-back which we began in 2002. In total, we have repurchased a total of 47.9m shares at a cost of £150m. These shares have been cancelled.

Dividend

A final dividend of 11.0p per share is proposed for payment on 7th May 2004. Taken together with the interim dividend of 5.5p per share, this gives a total dividend for the year of 16.5p pence per share (2002: 14.8 pence per share). The full year dividend increase of 11% reflects the confidence we have in our business.

The Board expects that future dividend growth will be balanced by the capital requirements of our growing Lending business.

Market Outlook for 2004

- Interest rates are predicted to rise, but we believe they will remain at historically low levels supporting both the mortgage and property markets
- Remortgaging accounted for half of all lending during 2003. We expect this will continue to be the case throughout 2004
- Housing market transactions are anticipated to be slightly lower than in 2003 and house price inflation is likely to slow. Prices will continue to be underpinned by the shortage of housing stock on the market

Business Outlook for 2004

- We expect the momentum in our lending business to continue. The year has started well and we have built strong pipelines
- We will begin to see the benefits of the recent rapid growth in lending balances coming through to the bottom line in the second half of 2004 and beyond
- We do not foresee a deterioration in credit quality
- Interest rate increases will have a positive impact on savings margins
- We expect an improved performance and contribution from the Distribution business this year

Bradford & Bingley Group Annual Results 2003

Summary of Results

As at/for the period ended		31 December 2003	31 December 2002
GROUP FINANCIAL PERFORMANCE			
Profit before tax, exceptionals and amortisation of goodwill	£m	277.8	288.8
Profit before tax and exceptionals	£m	263.0	273.2
Profit before tax	£m	263.0	240.6
Effective tax rate	%	18.7	26.3
Profit after tax	£m	204.0	171.6
Operating income	£m	738.2	728.3
Group net interest margin	%	1.55	1.84
Interest spread	%	1.39	1.64
Non-interest income to operating income ratio	%	41.0	39.4
Operating expenses (including depreciation & amortisation)	£m	468.6	446.3
Cost/income ratio	%	63.5	61.3
Return on equity (before exceptionals)	%	14.9	15.8
Return on equity (excluding conversion tax credit)	%	14.9	14.0
Return on equity	%	16.7	14.0
Earnings per share (before exceptionals)	p	28.7	29.3
Earnings per share (excluding conversion tax credit)	p	28.7	25.9
Basic earnings per share	p	32.3	25.9
Diluted pence per share	p	32.2	25.8
Dividend per ordinary share	p	16.5	14.8
KEY INDICATORS			
Lending			
Net interest margin	%	1.17	1.37
Total managed lending assets	£bn	25.9	20.5
Residential managed assets	£bn	20.7	16.8
New residential advances	£bn	7.7	4.6
Residential redemptions	£bn	3.8	3.8
Residential redemptions (% opening book)	%	22.5	23.5
Residential mortgage market share (new advances)	%	2.8	2.1
New commercial and housing association advances	£bn	2.2	1.2
Lending risk weighted assets	£bn	14.1	10.8
Savings			
Net interest margin	%	0.85	0.90
Savings balances – convenience	£bn	4.9	5.1
Savings balances – value	£bn	8.0	7.9
Savings balances – Isle of Man	£bn	2.2	2.0
Distribution			
Operating margin	%	4.1	10.8
Number of advisers (period end)		960	1,031
New income per adviser	£'000	91	97
New income per active adviser	£'000	100	109
Number of mortgages originated	'000	53	52
Mortgage origination market share	%	2.1	2.3
Number of regulated products sold – mortgage	'000	24	21
Number of regulated products sold – investment	'000	42	66
Number of house exchanges	'000	31	40
Income per exchange	£	2,057	1,831
Estate agency market share	%	2.0	2.2
Capital structure			
Tier 1	£m	1,286.5	1,267.3
Tier 1 ratio	%	7.6	9.6
Tier 2	£m	1,166.2	714.0
Total capital ratio	%	13.7	14.2
Tier 2 to Tier 1 ratio	%	90.6	56.3

Bradford & Bingley Group Annual Results 2003

Consolidated Profit & Loss Account (Audited)

For the year ended 31 December	2003 £m	2002 £m
Interest receivable:		
Interest receivable and similar income arising from debt securities	144.9	142.1
Other interest receivable and similar income	1,280.7	1,235.4
Interest payable	(990.0)	(936.1)
Net interest income	435.6	441.4
Fees and commissions receivable	296.1	289.8
Fees and commissions payable	(32.0)	(18.0)
Other operating income	38.5	15.1
Operating income	738.2	728.3
Administrative expenses:		
On-going	*(439.8)*	*(416.5)*
Exceptional	-	*(32.6)*
	(439.8)	(449.1)
Depreciation and amortisation	(28.8)	(29.8)
Provisions for bad and doubtful debts	(6.6)	(6.2)
Operating profit	263.0	243.2
Share of operating loss in joint venture	-	(2.6)
Profit on ordinary activities before tax	263.0	240.6
Tax on profit on ordinary activities :		
On-going	(72.2)	(63.2)
Exceptional credit	22.9	-
Profit on ordinary activities after tax	213.7	177.4
Minority interest (non-equity)	(9.7)	(5.8)
Profit attributable to shareholders	204.0	171.6
Dividends	(102.0)	(96.4)
Profit retained for the financial year	102.0	75.2
Earnings per share (before exceptionals)	28.7p	29.3p
Basic earnings per share	32.3p	25.9p
Diluted earnings per share	32.2p	25.8p

There were no material gains or losses in either year other than the profit shown above.

Bradford & Bingley Group Annual Results 2003

Consolidated Balance Sheet (Audited)

As at 31 December	2003	2002
	£m	£m
Assets		
Cash and balances at central banks	43.7	45.0
Treasury bills and other eligible bills	132.6	197.0
Loans and advances to banks	2,773.3	1,356.7
Loans and advances to customers	24,791.5	19,302.3
Loans and advances to customers subject to non-recourse funding	*1,063.1*	*1,204.0*
Less non-recourse funding	*(1,036.7)*	*(1,180.1)*
	26.4	23.9
Debt securities	3,884.9	3,933.2
Investment in joint venture:	-	2.1
Intangible fixed assets	116.1	110.0
Tangible fixed assets	138.9	143.9
Own shares	33.0	20.8
Other assets	75.2	86.1
Prepayments and accrued income	175.3	165.3
Total assets	32,190.9	25,386.3
Liabilities		
Deposits by banks	1,708.8	489.5
Customer accounts	17,170.5	16,614.9
Debt securities in issue	10,322.5	5,768.0
Other liabilities	265.5	272.6
Accruals and deferred income	148.0	131.1
Provisions for liabilities and charges	3.3	22.6
Subordinated liabilities	1,121.9	677.3
Equity shareholders' funds:		
Called up share capital	*158.5*	*163.5*
Share premium account	*3.9*	*3.9*
Capital redemption reserve	*12.0*	*7.0*
Profit and loss account	*1,127.4*	*1,087.4*
Shareholder's funds	1,301.8	1,261.8
Minority interest (non-equity)	148.6	148.5
Total liabilities	32,190.9	25,386.3
Memorandum items: commitments	1,139.9	972.3

Bradford & Bingley Group Annual Results 2003

Consolidated Cash Flow Statement (Audited)

For the year ended 31 December	2003	2002
	£m	£m
Net cash (outflow)/inflow from operating activities	(1,141.5)	108.5
Returns on investments and servicing of finance		
Interest paid on perpetual preferred securities	(9.7)	-
Interest paid on subordinated liabilities	(62.0)	(49.2)
	(71.7)	(49.2)
Taxation	(61.5)	(54.3)
Capital expenditure and financial investment		
Purchase of investment securities	(7,326.9)	(7,072.3)
Sale and maturity of investment securities	7,456.1	7,012.0
Purchase of tangible fixed assets	(27.4)	(11.3)
Sale of tangible fixed assets	24.9	17.6
Purchase of own shares for employee share schemes	(14.3)	(13.3)
Disposal of own shares	1.0	2.4
Net cash inflow/(outflow) from capital expenditure and financial investment	113.4	(64.9)
Acquisitions and disposals		
Net cash outflow from investment in joint venture	(0.6)	(4.5)
Net cash outflow from acquisition of subsidiaries	(9.7)	-
Net cash outflow from acquisitions and disposals	(10.3)	(4.5)
Equity dividends paid	(97.7)	(91.4)
Financing		
Net proceeds from the issue of perpetual subordinated liabilities	444.2	197.3
Net proceeds from the issue of perpetual preferred securities	-	148.5
Net proceeds from secured funding	970.9	-
Repayment of subordinated liabilities		(100.0)
Repurchase of own shares	(62.0)	(88.7)
Net cash inflow from financing	1,353.1	157.1
Increase in cash	83.8	1.3

Bradford & Bingley Group Annual Results 2003

Reconciliation of Movements in Shareholders' Funds (Audited)

For the year ended 31 December	2003	2002
	£m	£m
Profit attributable to shareholders of Bradford & Bingley plc	204.0	171.6
Dividends	(102.0)	(96.4)
	102.0	75.2
Repurchase of own shares	(62.0)	(88.7)
Net addition/(reduction) to shareholders' funds	40.0	(13.5)
Opening shareholders' funds	1,261.8	1,275.3
Closing shareholders' funds	1,301.8	1,261.8

No note of historical cost profits and losses has been presented here as there is no material difference between the Group's results as disclosed in the Consolidated Profit and Loss Account and the results on an unmodified historical cost basis.

Bradford & Bingley Group Annual Results 2003

Notes to the Financial Statements

1. Net Interest Income

For the year ended 31 December	2003 £m	2002 £m
Net interest income	435.6	441.4
Average interest-earning balances	28,186	23,927
Financed by:		
Interest-bearing liabilities	26,934	22,713
Interest-free liabilities	1,252	1,214
Average rates	%	%
Gross yield on IEA	5.07	5.76
Cost of interest-bearing liabilities	(3.68)	(4.12)
Interest spread	1.39	1.64
Contribution of interest-free liabilities	0.16	0.20
Net interest margin	1.55	1.84
Average bank base rate	3.69	4.00
Average 3-month Libor	3.73	4.06

2. Other Income

For the year ended 31 December	2003 £m	2002 £m
Mortgage broking related	70.3	56.3
Investment related	43.8	61.9
General insurance	21.6	26.2
Financial services	**135.7**	**144.4**
Property services	**114.4**	**114.6**
Lending related income	**37.0**	**21.3**
Other	**15.5**	**6.6**
Total	**302.6**	**286.9**

3. Administrative Expenses

For the year ended 31 December	2003 £m	2002 £m
Staff related costs	246.1	237.1
Premises	34.4	31.2
Marketing	29.1	28.7
Other operating costs	125.1	111.9
Depreciation	19.1	21.8
Goodwill and premium amortisation	14.8	15.6
Administrative expenses - on-going	**468.6**	**446.3**
Exceptional costs - re-organisation	-	17.7
- disengagement from joint venture	-	14.9
Total	**468.6**	**478.9**

4. Segmental Reporting

Year ended 31 December 2003
£m

	Lending	Savings	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	257.6	112.2	0.1	65.7	-	435.6
Other income	37.0	2.0	250.1	-	13.5	302.6
Total income	**294.6**	**114.2**	**250.2**	**65.7**	**13.5**	**738.2**
Administrative expenses	(59.9)	(90.2)	(239.8)	(8.1)	(70.6)	(468.6)
Bad debt provision	(6.6)	-	-	-	-	(6.6)
Profit before tax & exceptionals	**228.1**	**24.0**	**10.4**	**57.6**	**(57.1)**	**263.0**
Exceptional costs	-	-	-	-	-	-
Profit before tax	**228.1**	**24.0**	**10.4**	**57.6**	**(57.1)**	**263.0**
Total assets	**24,943.6**	**-**	**81.9**	**7,165.4**	**-**	**32,190.9**
Net assets	**1,082.4**	**-**	**6.2**	**213.2**	**-**	**1,301.8**

12 months to 31 December 2002
£m

	Lending	Savings	Distribution	Reserves & Treasury	Group Services	Group
Net interest income	251.6	118.2	-	71.6	-	441.4
Other income	21.3	1.7	259.0	-	4.9	286.9
Total income	**272.9**	**119.9**	**259.0**	**71.6**	**4.9**	**728.3**
Administrative expenses	(53.9)	(89.8)	(231.0)	(7.1)	(64.5)	(446.3)
Bad debt provision	(6.2)	-	-	-	-	(6.2)
	212.8	**30.1**	**28.0**	**64.5**	**(59.6)**	**275.8**
Share of loss in joint venture	(2.6)	-	-	-	-	(2.6)
Profit before tax & exceptionals	**210.2**	**30.1**	**28.0**	**64.5**	**(59.6)**	**273.2**
Exceptional costs	-	-	-	-	(32.6)	(32.6)
Profit before tax	**210.2**	**30.1**	**28.0**	**64.5**	**(92.2)**	**240.6**
Total assets	**19,386.4**	**-**	**105.0**	**5,894.9**	**-**	**25,386.3**
Net assets	**1,042.0**	**-**	**10.1**	**209.7**		**1,261.8**

Notes:

(a) In order to analyse net interest income by business segment it is necessary to apply a transfer price to the internal funding or liquidity requirement of each segment. Interest rates used for transfer pricing have been determined to retain the interest rate risk within Treasury. Costs have been assigned to each segment based on resources consumed. Transfer pricing in respect of mortgage origination by the Distribution segment has been determined on the basis of market rates for such activity.

(b) Exceptional costs have not been allocated across business segments since they are the consequence of Group-level decisions.

(c) The Group operates entirely within the financial services sector and accordingly no segmental analysis of turnover has been presented.

(d) For the purposes of segmental information net assets have been allocated to Lending and Distribution on the basis of the regulatory capital framework. The segments are not allocated capital during the normal course of business, therefore segmental profits do not relate to these net assets.

5. Lending – net new lending

	Traditional	Mortgage Express	Securitised	**Sub Total Managed Residential**	Commercial Property & Housing Associations	**Total**
2003						
£m						
Opening balances	8,895.8	6,716.1	1,204.0	**16,815.9**	3,690.4	**20,506.3**
Advances	430.0	5,729.5	63.5	**6,223.0**	2,200.1	**8,423.1**
Acquired mortgages	-	1,428.0	-	**1,428.0**	-	**1,428.0**
Redemptions and capital Repayments	(2,260.9)	(1,317.7)	(204.4)	**(3,783.0)**	(719.8)	**(4,502.8)**
Net addition/(reduction) to book	**(1,830.9)**	**5,839.8**	**(140.9)**	**3,868.0**	**1,480.3**	**5,348.3**
Closing book	7,064.9	12,555.9	1,063.1	**20,683.9**	5,170.7	**25,854.6**
2002						
£m						
Opening balances	11,143.7	3,502.4	1,382.7	**16,028.8**	2,708.4	**18,737.2**
Advances	559.0	3,318.9	65.4	**3,943.3**	1,209.5	**5,152.8**
Acquired mortgages	-	650.0	-	**650.0**	-	**650.0**
Transfers	(39.2)	-	-	**(39.2)**	39.2	**-**
Redemptions and capital Repayments	(2,767.7)	(755.2)	(244.1)	**(3,767.0)**	(266.7)	**(4,033.7)**
Net addition/(reduction) to book	**(2,247.9)**	**3,213.7**	**(178.7)**	**787.1**	**982.0**	**1,769.1**
Closing book	8,895.8	6,716.1	1,204.0	**16,815.9**	3,690.4	**20,506.3**

6. Provisions for bad and doubtful debts

Provisions against loans and advances to customers have been made as follows:

As at 31 December 2003

	Advances secured on residential property	Other Secured advances	Total	Securitisation vehicles
At 1 January 2003:				
General provision	31.8	2.2	34.0	15.3
Specific provision	5.2	1.1	6.3	0.1
Total	**37.0**	**3.3**	**40.3**	**15.4**
Amounts written (off)/back during the period:	**2.8**	**0.1**	**2.9**	**-**
Profit and Loss account:				
Increase/(decrease) in provisions	9.1	1.2	10.3	(4.5)
Adjustments to specific provisions resulting From recoveries during the period	(3.6)	(0.1)	(3.7)	-
Total	**5.5**	**1.1**	**6.6**	**(4.5)**
At 31 December 2003				
General provision	40.9	3.4	44.3	10.9
Specific provision	4.4	1.1	5.5	-
Total	**45.3**	**4.5**	**49.8**	**10.9**

As at 31 December 2002

	Advances secured on residential property	Other secured advances	Total	Securitisation vehicles
At 1 January 2002:				
General provision	15.6	1.0	16.6	10.6
Specific provision	15.6	1.0	16.6	0.5
Total	**31.2**	**2.0**	**33.2**	**11.1**
Amounts written (off)/back during the year:	**0.8**	**0.1**	**0.9**	**(0.2)**
Profit and Loss account:				
Increase in provisions	9.4	1.2	10.6	4.5
Adjustments to specific provisions resulting from recoveries during the period	(4.4)	-	(4.4)	-
Total	**5.0**	**1.2**	**6.2**	**4.5**
At 31 December 2002:				
General provision	31.8	2.2	34.0	15.3
Specific provision	5.2	1.1	6.3	0.1
Total	**37.0**	**3.3**	**40.3**	**15.4**

8. Non-performing loans

As at 31 December		**2003**	**2002**
Arrears			
Over 3 months			
Number of cases	Number	2,625	4,297
Proportion of total	%	0.81	1.31
Asset value	£m	138.6	203.4
Proportion of book	%	0.67	1.21
Over 12 months			
Number of cases	Number	513	1,004
Proportion of total	%	0.16	0.31
Asset value	£m	36.1	71.1
Proportion of book	%	0.17	0.42
Possession			
Number of cases	Number	67	137
Proportion of total	%	0.02	0.04
Asset value	£m	4.0	7.2
Proportion of book	%	0.02	0.04
Residential bad debt provisions			
(as % assets)			
Traditional	%	0.07	0.05
Selective	%	0.32	0.48
Securitised	%	1.03	1.28
Total residential	%	0.23	0.31
As % of Residential non-performing loans	**%**	**31.5**	**18.6**

The figures above reflect the Group's total managed residential assets.

9. Taxation

The 2003 tax charge equates to an underlying effective rate of 18.7% after including the exceptional tax credit. This is reconciled to the standard UK rate as follows:

Corporation Tax

	%
Standard tax rate for 2003	30.0
Amortisation and expenses disallowed for tax purposes	3.1
Exceptional tax credit	(8.7)
Lower tax rate on overseas earnings	(1.0)
Adjustments in respect of previous periods	(4.7)
Tax on minority interest (non-equity)	(1.1)
Effect of timing differences	(2.2)
Total current tax rate	**15.4**
Deferred Tax	**3.3**
Total	**18.7**

10. Loans and advances to customers

As at 31 December	2003 £m	2002 £m
Advances secured on residential properties	22,523.7	18,332.9
Other secured advances	3,330.9	2,173.4
Non-recourse funding	(1,036.7)	(1,180.1)
Total	**24,817.9**	**19,326.2**

11. Capital Structure

The Group's capital ratios are summarised below.

As at 31 December	2003 £m	2002 £m
Tier 1		
Share capital and reserves	1,252.2	1,228.8
Goodwill deduction	(114.3)	(110.0)
Minority interest (non-equity)	148.6	148.5
Total Tier 1 capital	**1,286.5**	**1,267.3**
Upper Tier 2		
Perpetual subordinated debt	549.5	105.0
General provisions	44.3	34.0
Total Upper Tier 2 capital	**593.8**	**139.0**
Lower Tier 2		
Term subordinated debt	572.4	575.0
Total Tier 2 capital	**1,166.2**	**714.0**
Deductions	(137.2)	(115.9)
Total capital	**2,315.5**	**1,865.4**
Risk weighted assets (£bn)	16.9	13.2
Tier 1 ratio (%)	7.6	9.6
Total capital ratio (%)	13.7	14.2
Tier 2 to Tier 1 ratio (%)	90.6	56.3

Note: The Goodwill deduction above excludes amounts paid on acquisitions treated as outside the Group for solvency purposes.

As at 31 December 2003, the Group's market capitalisation was £1.9bn.

12. Earnings per share

	2003 Shares(m)	2002 Shares(m)
Weighted average number of ordinary shares in issue	631.2	663.6
Dilutive effect of ordinary shares issuable under Company share scheme	2.8	2.6
Diluted ordinary shares	**634.0**	**666.2**

Shares acquired by employee share trusts, which are held on the Group balance sheet, have been excluded from the calculation of earnings per share as, under Financial Reporting Standard No 14, they are treated as if they are cancelled until such time as they vest unconditionally in the employee.

The earnings, net of corporation tax, used in calculating the basic, underlying and diluted earnings per share were as follows:

	2003 £m	2002 £m
Basic and diluted earnings: profit attributable to the shareholders of Bradford & Bingley plc	204.0	171.6
Add: Reorganisation costs	-	12.4
Add: Joint venture disengagement costs	-	10.4
Less: Exceptional tax credit	(22.9)	-
Earnings before exceptionals	**181.1**	**194.4**

The earnings per share (before exceptionals) figure is reported because, in the opinion of the Directors, its inclusion is necessary to enable shareholders to assess the Group's underlying performance.

13. Retail branch network

As at 31 December **Number**	**2003**	**2002**
Branches:		
Banking	212	213
Estate Agency	242	246
Integrated	49	55
Charcol	18	13
	521	**527**

14. Staff numbers (average)

For the year ended 31 December **Number**	**2003**	**2002**
Full time	5,834	5,711
Part time	1,914	2,039
Headcount	**7,748**	**7,750**
Full time equivalent	**6,745**	**6,682**
Branch offices	1,604	1,655
Estate Agency offices	2,471	2,501
Charcol	457	416
[illegible]	2,213	2,110

15. Acquisition of business

During 2003, the company acquired the assets and business of Holden Meehan Ltd, Aitchison & Colegrave Ltd, the Douglas Duff partnership and Alltel Mortgage Solutions Ltd. The value of the net assets acquired was £4.2m and the total consideration paid was £20.0m.

16. Basis of preparation

Accounting policies

In preparing this financial information there have been no material changes to the accounting policies previously applied by the Company in preparing its Annual Accounts for the year ended 31 December 2003.

Statutory accounts

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2003 and 2002. Statutory accounts for 2002 have been delivered to the registrar of companies, and those for 2003 will be delivered following the Company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

17. Forward looking statements

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

Bradford & Bingley Group Annual Results 2003

Shareholder Information

Financial calendar 2004

6 August	Interim results for 2004 announced

2004 Final dividend calendar

24 March	Ex-dividend date
26 March	Record date
7 May	Payment of final dividend for 2003

Shareholders' interests in shares at 31 December 2003*

Size of holding	Number of shareholders	%	Number of shares	%
1 – 250	1,108,247	93.824	275,447,976	43.440
251 – 500	54,766	4.636	25,997,220	4.100
501 – 1,000	10,272	0.870	7,829,703	1.235
1,001 – 5,000	6,783	0.574	13,755,126	2.169
5,001 – 10,000	460	0.039	3,454,710	0.545
10,001 – 100,000	405	0.034	12,678,806	2.000
100,001 – 200,000	63	0.005	8,904,973	1.404
200,001 – 500,000	83	0.007	25,926,203	4.089
500,001 – 1,000,000	44	0.004	32,338,931	5.100
1,000,001 – 5,000,000	61	0.005	139,800,604	22.048
5,000,001 – 100,000,000	10	0.001	87,948,292	13.870
Total	**1,181,194**	**100.000**	**634,082,544**	**100.00**

*The interests above include holdings in Bradford & Bingley Nominee Account, certificated and uncertificated holdings and those shares held on behalf of staff by the Trustees of the Bradford & Bingley Share Ownership Trust.

Bradford & Bingley Group Annual Results 2003

Contacts

Bradford & Bingley's 2003 preliminary results presentation will be broadcast live at 09:30 am on Tuesday 17 February, via the following web address:

http://production.investis.com/bb/presentations

High resolution images are available for the media to view and download free of charge from www.vismedia.co.uk

Should you have any queries please contact one of the following:

Press Office:

Siobhan Hotten
Bradford & Bingley plc
21-27 Lambs Conduit Street
London
WC1H 3BD

Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

Andrew Grant
Tulchan Communications Limited
8th Floor
21 New Fetter Lane
London
EC4A 1AE

Tel: 020 7353 4200
Fax: 020 7353 4201
Email: B&B@tulchangroup.com

Investor Relations:

Phillip McLelland
Bradford & Bingley plc
Crossflatts
Bingley
West Yorkshire
BD16 2UA

Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Kirsty Macmaster
Macmaster & Company
25 Bruton Street
London
W1J 9QH

Tel: 020 7493 9500
Fax: 020 7493 9600
Email: k.macmaster@macmaster.co.uk